Exhibit 99.78

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Abaxx Technologies Inc.

We, KPMG LLP, consent to the use of our a) report dated March 31, 2023 with respect to the consolidated financial statements of Abaxx Technologies Inc. (the Entity) which comprise the consolidated statements of financial position as at December 31, 2022 and December 31, 2021, the related consolidated statements of operations and comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes, and b) report dated March 31, 2022 with respect to the consolidated financial statements of the Entity which comprise the consolidated statement of financial position as at December 31, 2021, the related consolidated statements of operations and comprehensive loss, cash flows and changes in equity for the year then ended, and the related notes, which are included in this Registration Statement on Form 40-F.

The audit report covering the December 31, 2022 consolidated financial statements contains an explanatory paragraph that states that the Entity’s recurring losses from operations and accumulated deficit, along with other matters as set forth in the financial statements, indicate that a material uncertainty exists that may cast significant doubt on the Entity’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

/s/ KPMG LLP

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

June 16, 2023

Toronto, Canada

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